Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: March 31, 2014

TMX, NYSE — HBM

                                                                                                                                             2014 No. 17

Hudbay Announces Final Extension of Offer for Augusta

Toronto, Ontario, March 31, 2014 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE: HBM) announced today it is extending its offer to acquire all of the outstanding common shares of Augusta Resource Corporation (“Augusta”) not already owned by Hudbay for consideration per Augusta share of 0.315 of a Hudbay common share (the “Offer”). The Offer will now be open for acceptance until 5:00 p.m. (Toronto time) on May 5, 2014 (the “Expiry Time”).

Hudbay will not extend the Offer beyond May 5, 2014 unless, at or by that date, the remaining conditions to the Offer have been satisfied or waived, including the condition that Augusta’s shareholder rights plan has been waived, invalidated or cease-traded. Hudbay will be applying to the British Columbia Securities Commission to cease trade Augusta’s shareholder rights plan prior to the Expiry Time.

“Despite Augusta having discussed the Rosemont project with interested parties since 2010 and 50 days having elapsed since we announced our intention to make our offer, Augusta has been unable to present its shareholders with a superior alternative to our bid,” said David Garofalo, president and chief executive officer of Hudbay. “Augusta’s most recent announcement is nothing more than confirmation that its strategic review process has failed and that the board of directors of Augusta is seeking to continue to deny shareholder choice.”

Hudbay believes that the Offer represents full and fair value and is the best alternative available to Augusta shareholders. As long as Augusta continues as a stand-alone entity, its shareholders face significant risk of value erosion and dilution due to uncertain permitting timelines and critical near term financial pressures.

•                  Augusta’s Strategic Review Process Has Failed: Augusta has not presented its shareholders with any alternative transactions to Hudbay’s Offer, despite the Offer having been announced 50 days ago and claims by Augusta that parties started conducting due diligence on Rosemont prior to Hudbay launching its Offer. The signing of a confidentiality agreement is not an indication of a willingness to undertake a transaction that would be more beneficial to Augusta shareholders than the Offer, and Augusta has not provided any evidence that there is any reasonable prospect of such a transaction.

•                  Augusta’s Scheduling of Site Visits is a Stalling Tactic: The length of additional time Augusta is anticipating to conclude its strategic review process is nothing more than a stalling tactic. It is unclear why site visits to a greenfield development project 30 miles from Tucson, Arizona would require three to four weeks and, more importantly, why site visits have not already occurred if interested bidders truly exist. If Augusta believed that its strategic review process would result in an alternative transaction, it would not need to continue to rely on its rights plan as a means of denying its shareholders the ability to choose to accept Hudbay’s Offer.

•                  Augusta’s Rights Plan is an Attempt to Deny Shareholder Choice: Augusta’s announcement, almost 50 days after the commencement of the Offer, that it will put Augusta’s shareholder rights plan to a vote at its annual meeting on May 9, 2014 is a further attempt to allow a group of current and former insiders to deny shareholder choice and suggests that Augusta’s board doesn’t expect to have any alternative transaction to Hudbay’s Offer almost 90 days after the Offer was commenced. At a special meeting of shareholders on October 17, 2013, the rights plan was approved by holders of only 46% of the outstanding shares of Augusta, which would imply approval by only 19% of holders of Augusta’s outstanding shares if insiders and former insiders who voted in favour are excluded. In attempting to have another vote on the rights plan, Augusta is acknowledging that the prior vote does not indicate that shareholders support the application of the rights plan in the context of the Offer, and Augusta’s insiders are continuing to seek to entrench themselves and deny shareholders the opportunity to accept the Offer. If Augusta’s Board truly wanted to put “power directly in [shareholders’] hands”, it would allow shareholders the opportunity to tender to the Offer.

•                  Augusta’s Current Share Price Likely to Fall in the Absence of the Offer or a Superior Proposal: Hudbay notes that since the Offer, Augusta has outperformed its peers by 30%. This is not sustainable; the reality is that Augusta’s share price is likely to fall in the absence of the Offer or a superior proposal. Furthermore, any Augusta shareholder wishing to sell a substantial number of shares at Augusta’s bid-affected price prior to the expiry of the Offer would be constrained by the lack of market liquidity.

“The stalling tactics of Augusta’s board of directors do nothing to create value for Augusta’s shareholders and, similar to recent insider equity issuances, are contrary to the Augusta board’s claim that it respects the rights and interests of all of Augusta’s shareholders,” said Mr. Garofalo. “The shareholders of Augusta deserve the opportunity to be able to make their own choice about the Offer.”

How to Tender

If you have already deposited your Augusta shares to the Offer you should not withdraw your shares. Hudbay encourages Augusta shareholders to read the full details of the Offer set forth in the takeover bid circular and accompanying offer documents, as amended, including the notices of extension and variation mailed to Augusta shareholders in accordance with applicable securities laws (collectively, the “Offer Documents”), which contain detailed instructions on how Augusta shareholders can tender their Augusta common shares to the Offer. The Offer Documents have been filed with the Canadian and U.S. securities regulatory authorities and are available for review on their respective websites at www.sedar.com and www.sec.org.

For assistance in depositing Augusta common shares to the Offer, Augusta shareholders should contact the depositary for the Offer, Equity Financial Trust Company at 1-866-393-4891 (North American Toll Free) or 416-361-0930 ext. 205 (outside North America), or by email at corporateactions@equityfinancialtrust.com or the Information Agent for the Offer, Kingsdale Shareholder Services at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleshareholder.com.

About the Offer

The Offer is for all of the issued and outstanding common shares of Augusta not already owned by Hudbay, including any common shares of Augusta that may become issued and outstanding after the date of the Offer but before 5:00 p.m. (Toronto time) on May 5, 2014 upon the exercise, exchange or conversion of any securities of Augusta exercisable or exchangeable for, convertible into or otherwise conferring a right to acquire, any common shares of Augusta or other securities of Augusta, together with the associated rights issued under Augusta’s shareholder rights plan agreement dated as of April 18, 2013 between Augusta and Computershare Investor Services Inc. Hudbay currently owns 23,058,585 common shares of Augusta, representing approximately 16% of the issued and outstanding common shares of Augusta. In accordance with United States tender offer rules, Hudbay discloses that as of 9:00 a.m. on March 31, 2014, 513,115 Augusta shares had been tendered to and not withdrawn from the Offer.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on May 5, 2014. The Offer is subject to customary conditions, including no material adverse change in Augusta and Augusta’s shareholder rights plan being waived, invalidated or cease-traded. The Offer is not subject to the approval of Hudbay’s shareholders, is not subject to any financing or due diligence conditions and is not subject to a minimum number of shares having been deposited and not withdrawn. Hudbay has received early termination of the waiting period under the Hart-Scott-Rodino Act in the United States, and conditional TSX and NYSE approvals. No Augusta shares can be taken up under the Offer until the remaining conditions have been satisfied or waived.

The full details of the Offer are set out in the Offer Documents, which Hudbay has filed with the Canadian securities regulatory authorities. Hudbay has also filed a registration statement on Form F-10 (as amended, the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (as amended, the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”). This news release is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

Important Notice

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.

Cautionary Note Regarding Forward Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects, statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer, including our intention to apply to the British Columbia Securities Commission to cease trade Augusta’s shareholder rights plan, the prospects of Augusta’s strategic review process, the market for the common shares of Hudbay, the value of the common shares of Hudbay received as consideration under the Offer, Hudbay’s anticipated production, the permitting, development and financing of the Rosemont Project, reasons to accept the Offer, and the purpose of the Offer. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to, the accuracy of Augusta’s public disclosure; the execution of our business and growth strategies, including the success of our strategic investments and initiatives; the availability of financing for our exploration and development projects and activities; the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; that all conditions to completion of the Offer will be satisfied or waived.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the market value of the Hudbay shares received as consideration under the Offer and the impact of such issuance on the market price of the Hudbay shares, the development of the Rosemont project not occurring as planned, the exercising of dissent and appraisal rights by Augusta shareholders should a compulsory acquisition or subsequent acquisition transaction be undertaken, the reduced trading liquidity of Augusta shares not deposited under the Offer, Augusta becoming a minority-owned or majority-owned subsidiary of Hudbay after consummation of the Offer, the possibility that Hudbay may remain a minority shareholder of Augusta after consummation of the Offer without the ability to control the management or direction of Augusta, the inaccuracy of Augusta’s public disclosure upon which the Offer is predicated, the triggering of change of control provisions in Augusta’s agreements leading to adverse consequences, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond our control), depletion of Hudbay’s reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect Hudbay’s ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments, as well as the risks discussed under the heading “Risk Factors” in the Offer Documents and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

For shareholder inquiries, please contact Kingsdale Shareholder Services

1-866-229-8874 (North American Toll Free Number)

1-416-867-2272 (Outside North America)

contactus@kingsdaleshareholder.com

For further information, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387

candace.brule@hudbayminerals.com

For media inquiries, please contact:

Scott Brubacher

Director, Corporate Communications

(416) 814-4373

scott.brubacher@hudbayminerals.com